# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Swarmer, Inc, CIK 0002092574
CUSIP: 86989Y109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 03/18/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002148203

## Reporting persons
- RG.AI Technologies, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,309,331; sole dispositive power 0; shared dispositive power 1,309,331; aggregate amount beneficially owned 1,309,331 (10.98% of the class)
  Comment: This Schedule 13G is being filed late due to an inadvertent administrative oversight.
- Oedipus Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,309,331; sole dispositive power 0; shared dispositive power 1,309,331; aggregate amount beneficially owned 1,309,331 (10.98% of the class)
- Charles Eberly von Szecsey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,309,331; sole dispositive power 0; shared dispositive power 1,309,331; aggregate amount beneficially owned 1,309,331 (10.98% of the class)

## Item 1. Issuer
Name of issuer: Swarmer, Inc
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, TX 78759

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed by:

RG.AI Technologies, Inc.
Oedipus Inc.
Charles Eberly von Szecsey
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 5900 Balcones Drive, Suite 5654, Austin, Texas 78731.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
RG.AI Technologies, Inc. 1,309,331
Oedipus Inc. 1,309,331
Charles Eberly von Szecsey 1,309,331

RG.AI Technologies, Inc. is the record holder of the common stock reported herein. Oedipus Inc., which is controlled by Charles Eberly von Szecsey, holds a majority of the voting interests in RG.AI Technologies, Inc. Accordingly, each of the foregoing entities and individual may be deemed to share beneficial ownership of the common stock held of record by RG.AI Technologies, Inc. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of his or its pecuniary interests therein.
Percent of class:
Oedipus Inc. 10.98%
RG.AI Technologies, Inc. 10.98%
Charles Eberly von Szecsey 10.98%

The percentages are based on 11,922,750 shares of Common Stock outstanding as of August 10, 2026, as disclosed in the issuer's Quarterly Report on Form 10-Q filed on August 14, 2026.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
RG.AI Technologies, Inc. 1,309,331
Oedipus Inc. 1,309,331
Charles Eberly von Szecsey 1,309,331
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons.
Shared power to dispose or to direct the disposition:
RG.AI Technologies, Inc. 1,309,331
Oedipus Inc. 1,309,331
Charles Eberly von Szecsey 1,309,331

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- RG.AI Technologies, Inc.: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey, President (08/20/2026)
- Oedipus Inc.: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey, President (08/20/2026)
- Charles Eberly von Szecsey: /s/ Charles Eberly von Szecsey, Charles Eberly von Szecsey (08/20/2026)